

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

Mail Stop 3628   September 25, 2017

<u>Via E-mail</u>
Paul C. Honda
Vice President and Assistant Secretary
American Honda Finance Corporation
c/o American Honda Receivables LLC
20800 Madrona Avenue
Torrance, CA 90503

> **Re: Honda Auto Receivables 2014-2 Owner Trust**
> **Honda Auto Receivables 2016-2 Owner Trust**
> **Forms 10-K/A for Fiscal Year Ended March 31, 2017**
> **Filed September 20, 2017**
> **File Nos. 333-183223-07 and 333-205883-02**

Dear Mr. Honda:

        We have completed our review of your filings. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

                                                    Sincerely,

                                                    /s/ Katherine Hsu

                                                    Katherine Hsu
                                                    Office Chief
                                                    Office of Structured Finance

cc: Jan Zimmerman, Honda
        Stuart M. Litwin, Mayer Brown LLP